EXHIBIT 4.5

Fletcher Lewis Letter

December 21, 2004




Morgan Creek Energy
10120 S Eastern Avenue
Suite 200
Henderson   Nevada   89052


RE:   Henryetta Coal Review
      Okfuskee County, Oklahoma


Gentlemen:

As requested, I have reviewed the Henryetta Coal in the area of the proposed re-entry of the Chapman 2B, in Sections 25 & 36-T10N-R8E, Okfuskee County, Oklahoma. The Chapman 2B was drilled in the south half, southeast quarter of
Section 25 in 1986, and was temporally abandoned after setting 5 1/2 inch casing to a depth of 1855 feet, sufficient to penetrate the Senora Sandstone.

The Henryetta Coal is present throughout this area. This coal is located at a depth of 1701 feet in the Chapman 2B and is approximately 3 feet thick. It is overlain by a black shale approximately 4 feet thick and underlain by 12 feet of a sandy silty shale which overlies the Senora Sandstone. This sequence is well developed throughout the area although sometimes the Senora Sandstone is not present.

This area is largely developed in the 1930's in the north-south trending Senora Sandstone Olympic Field. This sandstone was developed on a 10 acre pattern and was largely drilled to just above the Senora Sandstone, cased and then drilled for an open hole completion in the Senora. In the late 1940's this field was waterflooded. Most of the wells were drilled to a depth of 1950 feet, sufficient to penetrate the Senora Sandstone, only three wells were drilled in these two sections to test the deeper formations.

Very few logs are available throughout this area. Of the 102 wells drilled in these two sections, logs on only nine were available, of which three did not begin logging until deeper than the Senora (the only three wells with deep tests). The Henryetta Coal is present in all six of the well logs. A review of the scout cards and original drill tickets in this field shows that a large number indicate the top of the coal throughout this area. The reporting of the coal is largely inconsistent but seems to be more of an indication of the reporting efficiency of the well operator as opposed to the lack of coal. Following this report is a map showing the well locations throughout the two sections with the wells with logs and tickets that indicate coal circled. The widespread nature of the Henryetta Coal reports in the drilling tickets indicates that this coal should be present throughout the entire two sections with a thickness of two to three feet.

The Senora Sandstone structure was mapped based on the scout cards, drill tickets and logs. The Senora sand depth was detailed in all of the tickets however, many of the elevations were never reported which reduced the number of usable subsea depths for the top of the Senora (those wells with sufficient information were circled in the Senora structure map). The following Senora structure map shows a structural high running north-south and is largely consistent with the thickness of the Senora Sandstone. This structure is stratigraphic in nature in that it conforms to the Senora Sandstone and is structurally low on the flanks of where the Senora is thin or not present. This structure of the Senora Sandstone will affect the Henryetta Coal in that the Henryetta Coal overlies the Senora sandstone with a difference ranging from 6 to 15 feet.

The Henryetta Coal is not productive in Oklahoma under this name; however a review indicates that this coal is stratigraphically equivalent to the Croweburg Coal which has been successfully completed in numerous wells approximately 60 miles northeast of this area. The Croweburg, where it has been successfully completed, is 1 1/2 to 3 feet thick, with initial test rates of 30 to 50 MCF per day.

The Henryetta Coal is the same stratigraphic equivalent as the Croweburg Coal and approximately the same thickness as the successful Croweburg completions.
There are no tests in this area to confirm whether the Henryetta Coal will be productive in the Chapman 2B; likewise there is no indication in the area well records for any oil or gas shows in this coal; however with a re-completion cost of only $50,000.00 (without frac) the Chapman 2B is ideally located to test whether this coal has productive capacity.

Should the re-completion of the Chapman 2B indicate gas production from the Henryetta Coal, the results will be reviewed and a determination will be made whether to frac or use this wellbore to drill a horizontal well similar to the coal completions farther to the northeast. If the reserves and economics of this test well prove to be successful, the possibility exists of up to six additional drilling locations on this acreage.

A review of the deeper well bores showed no deeper production. No formations deeper than the Senora wells were completed in this area although two deep wells were drilled and logged in the northeast quarter of Section 36 (in 1951 and 1954). There are insufficient well tests (deeper than 1800 feet) to adequately determine any deeper potential in this area.

Should you have any questions, please call.


Sincerely,


/s/Fletcher Lewis
-----------------
Fletcher Lewis